FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding increase of shareholding by controlling shareholder of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on July 27, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT ON COMPLETION OF IMPLEMENTATION OF INCREASE IN SHAREHOLDING IN THE COMPANY BY THE CONTROLLING SHAREHOLDER

The controlling shareholder of Huaneng Power International, Inc. (the “Company” or “Huaneng International”), China Huaneng Group (“Huaneng Group”), has implemented and completed its proposal to increase its shareholding in the Company in its own name or through parties acting in concert via the secondary market by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company within a period of 12 months period starting from 9 July 2015 (the “Increase in Shareholding”). As of 8 July 2016, Huaneng Group in its own name or through parties acting in concert had acquired A shares of the Company representing approximately 0.01% in aggregate of the existing total issued share capital of the Company.

Recently, the Company received a notice from Huaneng Group, confirming that as of 8 July 2016, Huaneng Group has implemented and completed the Increase in Shareholding, details of which are as follows:

The principal entities of the Increase in Shareholding were Huaneng Group and its parties acting in concert. Immediately prior to the Increase in Shareholding, Huaneng Group directly or indirectly held a total of 7,167,926,520 shares of the Company, representing approximately 49.70% of the then total issued share capital of the Company. Apart from the Increase in Shareholding, Huaneng Group has not disclosed any other share increase plan within the 12 month period prior to this announcement.

According to the Announcement on the Increase of Shareholding in the Company by the Controlling Shareholder dated 10 July 2015, Huaneng Group proposed to increase its shareholding in the Company in its own name or through parties acting in concert via the secondary market by up to an aggregate number of shares not exceeding 2% of the total issued share capital of the Company within the next 12 months (from 9 July 2015).

Recently, the Company received a notice from China Huaneng Group: as of 8 July 2016, the implementation of the Increase in Shareholding has been completed. Huaneng Group had in its own name or through parties acting in concert acquired in aggregate 1,422,310 A shares of the Company, representing approximately 0.01% of the existing total issued share capital of the Company, at a total of approximately RMB14,877,460.46. Given that the number of shares increased as a result of completion of placement of H shares by the Company on 20 November 2015, the number of shares of the Company held directly and controlled indirectly by Huaneng Group following completion of the Increase in Shareholding represented approximately 47.16% of the existing total issued share capital of the Company.

The Increase of Shareholding was in compliance with Securities Law and other laws and regulations of China and the rules of Shanghai Stock Exchange.

During the period of the Increase in Shareholding, Huaneng Group and its parties acting in concert did not dispose of the shares held by them in the Company.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Geng Jianxin (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Zhu Yousheng (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
27 July 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     July 27, 2016